Form AW

Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006
Tele: 202.261.3300
Fax: 202.261.3333

January 24, 2003

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Withdrawal of Amendment to Registration Statement on Form N-14/A of
            PIMCO Variable Insurance Trust (the "Trust")
            (File Nos. 333-37115 and 811-8399)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), the Trust hereby applies for the withdrawal of an amendment to the registration statement filed via EDGAR on Form N-14/A under the 1933 Act (File No. 333-98691) (the "Amendment") on January 8, 2003 under the Trust's EDGAR access codes (Accession #: 0000943663-03-000008). The Trust intended to file the Amendment pursuant to Rule 485(b), however, due to a clerical error, the Amendment was inadvertently filed as a Form N-14/A. For this reason, the Trust believes that withdrawal of the Amendment is the appropriate course of action. The Trust further believes that withdrawal of the Amendment is consistent with the public interest and the protection of investors. No securities were sold in connection with this filing.

We appreciate your prompt attention to this matter and would be happy to provide additional information you might require. Please contact John Sakhleh at 202.261.3370 if you have any questions.

Sincerely,

                  /s/
 Robert W. Helm